SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, year

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Investor Meeting - Asia




For immediate release: 07:00am Tuesday 22 April 2008


Prudential plc hosts investor and analyst visit in Asia



Prudential plc is hosting a two day visit to Hong Kong and Indonesia for investors and analysts on 22 and 23 April 2008 covering the Group's Asian operations.



Prudential's Asian life and retail fund management businesses have achieved significant, sustained and profitable growth for over a decade. In 2007, embedded value operating profit before tax from the region exceeded GBP1 billion for the first time.



With continuing strong growth and the increasing scale of the in-force business the region accounted for 54 per cent of the Group's new business profit and 41 per cent of the Group's life embedded value operating profit in 2007.



Asian life new business APE increased by 44 per cent in 2007 and was up 30 per cent in the first quarter of 2008 compared to the same period in 2007.



The fund management business increased operating profit by 53 per cent in 2007 to GBP72 million and is now a material contributor to the Group.



As a sign of the Group's ongoing confidence in our growth prospects across the region we announced at our 2007 preliminary results in March that we expect to deliver, one year earlier than previously stated, on our target of at least doubling 2005 new business profit by 2009. Achieving this target would represent a compound annual growth rate in Asian new business profit of over 25 per cent between 2005 and 2008.



Importantly, as each of our businesses in the region continues to develop the contribution of Asia to the Group's IFRS operating profit will increase.



We are confident that the combination of the enormous and growing market opportunity in Asia and our advantaged platform will deliver material gains in performance in terms of profitable growth, statutory profit and cash.



Barry Stowe, Chief Executive, Prudential Corporation Asia said:



"Asia is evolving in unprecedented ways with significant and positive implications for our business. Prudential's platform in Asia is unique in terms of its scope, scale and capabilities. We have a proven track record of delivering on our commitments, both financial and strategic, and we will continue to deliver strong growth that outperforms the competition."



Please visit our website:

(http://www.prudential.co.uk/prudential-plc/investors/resultspresentations/
businesspresentations/) to view:



-   Interviews with Barry Stowe, Chief Executive, Prudential Corporation
    Asia and Sandeep Malik, Chief Financial Officer, Prudential Corporation Asia which will be available from 07.00 UK time on 22 April.

- Presentations from sessions on 22 April 2008 in Hong Kong which will be available from 07.00 UK time on 22 April.

- Presentations from sessions on 23 April 2008 in Indonesia which will be available from 07.00 UK time on 23 April.

ENDS

Enquiries:




Media                                   Investors/Analysts
Jon Bunn                 020 7548 3559  James Matthews             020 7548 3561
William Baldwin-Charles  020 7548 3719  Jessica Stalley            020 7548 3511



Note to Editor:



About Prudential plc



*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has GBP267 billion in assets under management (as at 31 December 2007). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain 'forward-looking statements' with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking.
By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 April, 2008


                                     PRUDENTIAL PUBLIC LIMITED COMPANY




                                     By: /s/ John Bunn
                                             Director of Public Relations